UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

 Entry Into A Material Definitive Agreement.

On April 16, 2024, Mingzhu Logistic Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which two accredited investors agreed to purchase an aggregate of 5,000,000 ordinary shares (the “Shares”), par value $0.001 per share, for an aggregate purchase price of $2,000,000, representing a purchase price of $0.40 per Share (the “Financing”). The Purchase Agreement contains customary representations and warranties by the Company and customary closing conditions.

On April 17, 2024, the Company closed the Financing. At the closing, the Company received gross proceeds of $2,000,000 in the aggregate, in exchange for the issuance of the Shares.

The issuance of the Shares was exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: April 17, 2024	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Securities Purchase Agreement

3